United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. Publicly Held Company CNPJ/MF 42.157.511/0001 -61 NIRE 32.300.025.897

NOTICE TO THE MARKET

(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

In compliance with paragraph 4 of article 157 of Law 6,404/76 and CVM Instruction 358/02, ARACRUZ CELULOSE S.A. ("Company") hereby informs that, due to the lack of required quorum, the Company's Special Meetings of Holders of Class "A" and Class "B" Preferred Shares of the Company, scheduled for today at 2:30 p.m. pursuant to a Call Notice published on May 15, 2009, were not convened.

Aracruz, May 30, 2009

Marcos Grodetzky Investor Relations Officer

The conversion is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new Aracruz common shares that will be issued to holders of Aracruz preferred shares have not yet been registered with the Securities and Exchange Commission. Any other transactions involving offers of securities or offers to buy securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 05, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer